Filed by CF Finance Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

TRANSCRIPT OF AEYE INVESTOR DAY

Blair LaCorte:

Thank you for joining us and welcome to AEye's Investor Day. My name is Blair LaCorte, AEye's CEO, and I am speaking to you from our Dublin, California headquarters. I couldn't be more excited to introduce AEye and our next generation adaptive LiDAR system. We believe it will accelerate autonomous mobility with technology that is safer, smarter, and faster than anything we have seen on the market today.

AEye was founded eight years ago with a transformative vision to provide a software driven, intelligent, military grade LiDAR system at a price under $500. This was thought to be unfathomable at the time. The result you'll see today, is what we believe is the industry's only adaptive, high performance LiDAR platform. Our patented software driven intelligence is designed to satisfy the evolving requirements for autonomy today and with our modular design, well into the next decade. The question investors often ask, is how quickly and how broadly will AEye's high performance LiDAR be adopted? In answering this question, we will also attempt to highlight the difference in both our technology, as well as our unique business model in comparison to other LiDAR suppliers. You will hear from several members of the management team in this presentation.

First, I will talk about how and why AEye's intelligent LiDAR and software definable system is different than other hardware driven static LiDARs you may have seen. Next, Luis Dussan and Jordan Greene, our co-founders will address the origins of the company and why they took the unique software driven approach they did. They will then talk about the advantage of adaptive LiDAR and what it offers to customers and partners and why that matters in accelerating the adoption across diverse markets.

Next, our COO Rick Tewell, will review two critical components of our business model. First, he will provide an overview of how AEye's modular system design and software programmability uniquely allows a single LiDAR system to be optimized for multiple markets, driving volume and focusing innovation to optimize not only performance, but the unit costs. Second, Rick will explain how by using mature proven technologies and standard processes, we were able to partner with well-established global automotive grade component suppliers. And how three of the largest and most respected contract manufacturers are building out their operations to support this next generation of adaptive LiDAR.

It is this targeted investment by the existing global value chain that gives AEye a cost, reliability and scale advantage over our competitors. In addition, Rick will also engage in a discussion with Frank Petznick, EVP and general manager of ADAS at Continental, one of the world's largest automotive suppliers. Rick will discuss how they are licensing our LiDAR technology to provide long range, high performance detection as part of their ADAS suite, which is targeted for volume production in 2024.

Next Bob Brown, our CFO will discuss how we view the total available market and how we expect our unique business model to yield a high margin return. We also believe our capital light financial profile will enable AEye to scale efficiently and to increase shareholder value. I will finish with an overview of the breadth, the depth, and the experience of our management team and board and touch on how we believe our culture of innovation and collaboration is a significant advantage in growing our business.

So with that, let's get started. In contrast to current legacy LiDAR systems. Our LiDAR approach in technology is not based on fixed scanning that treats all information the same. These other sensors repeat the same scan pattern every cycle without adapting to different situations. For example, static LiDAR will use the same scan pattern on the highway as in the city or for a sunny day versus the middle of a torrential downpour. This fixed scanning approach maybe suitable for shorter distances, slower moving environments like geofence robo-taxis and mapping, but doesn't scale for speed, safety and costs in this fast, moving more complex ever-changing environment.

The simple fact is, the world is anything but constant. Trying to architect a product and make sense of the world with static sensors and one size fits all scan patterns is insufficient. What our engineers learned from their experience designing systems intended for use by the military, is that a dynamic environment requires a sensor that can adjust to capture critical information that matters in each and every situation. Our origins are designing automated targeting systems and high speed missile tracking systems. So performance and reliability are deeply rooted in our DNA. We understand the importance of being able to dynamically focus and to process critical information that matters the most. In real-time, similar to a human eye, using intelligence to not only detect, but to acquire and classify objects.

This is why we use what is called biomimicry, as the engineers did when they designed military LiDAR sensor systems that can be formed like the human visual cortex. Biomimicry allows our software to adapt and optimize with each scan and while ensuring the high level of functional safety required in the automotive markets. Humans scan adaptively, so does AEye. In this animation, you'll see three examples of how adaptive LiDAR offers unique value to customers. First, at testing and design, our development kit allows the engineer to use our software to optimize a sensor for any placement vehicle type and use case. And to define the packaging and custom shot patterns in a matter of minutes. Second, AEye has the patented capability to store a library of pretested and certified scan patterns on the sensor that can be triggered when needed to enhance the vehicle’s situational awareness, and to optimize how the data is actually collected. For example, these scan patterns can be triggered based on the LiDAR sensor itself or from the relevant information provided in radar, camera or a mapping system.

We can have a scan pattern optimized for distance and speed in highway driving or optimize for city driving or even a two-lane rural road. When it starts raining, our sensor can instantly change patterns and trigger more shot returns to compensate. Third, much like Mobileye did for cameras, AEye has the capability to process on the edge of the network and to leverage our patented deterministic artificial intelligence to not only detect, but acquire and enhance the classification of an object. For example, the sensor can detect a critical object like a pedestrian and immediately, and in the same frame, apply additional resolution specifically to that object, to capture velocity and to increase speed and accuracy of classification.

The decision to build an adaptive platform has in reality moved the complexity from the hardware to the software. It allows us to achieve the highest performance at the lowest cost and to address many markets with essentially the same hardware components. This novel system is backed by what we believe to be one of the largest and most comprehensive patent portfolios in the industry. Our software driven design and modular hardware components allow AEye to use one platform to address the needs of many different markets and many different use cases.

So, let's dig a little bit deeper. In the automotive ADAS market, we believe our adaptive LiDAR has dramatic advantages in addressing the unique needs of automotive OEMs. For example, adaptive LiDAR seamlessly integrates into a larger ADAS suite and can also be updated via triggers from other ADAS sensors, such as a camera or radar. As I referenced earlier, AEye's LiDAR has been selected by Continental, one of the largest automotive suppliers in the world, as their high performance ADAS sensor. Continental completed an exhaustive two year review of LiDAR technologies and ultimately selected AEye as their partner.

As you may have seen in recent public statements, Continental has announced they will be shipping a long range LiDAR product based on AEye technology and volume production by 2024 to their automotive and trucking customers. Continental has been one of the world's leading suppliers of ADAS solutions over the last 25 years, which includes the installation of more than 20 million LiDAR systems in over 60 different vehicle models. Continental also has recently shipped their hundredth millionth radar system. They have a large market footprint, counting 25 OEMs and 50 brands in their installed customer base.

As Jordan will highlight, we are currently working with market leaders in multiple segments of the industrial market and see a broad range of use cases such as trucking, rail, intelligent transportation systems, aerospace, and defense to name a few. So having a single configurable platform that can address the varying needs of each of these markets is a competitive advantage. In trucking, for example, our LiDAR can be intelligently programmed to apply power to enhance our capabilities and to deliver a thousand meter range, to achieve superior lane centering and to provide adequate stopping distance in all weather conditions.

In applications where sensors are mounted or stationary, such as in security, or as in part of an intelligent intersection application, these same systems can repurpose power to enable advanced signal optimization, to forecast the motion of pedestrians and to calculate vehicle stopping speeds. In aerospace and defense, the same system intelligently applies power to track objects moving at speeds of over 500 miles per hour, by increasing the scan rate to as high as 24,000 frames per second. As you can see in this video, a customer in the aerospace and defense industry recently asked us whether our LiDAR could track a bullet with the same sensor we could use for preventive security, which they thought would not be possible. We took on the challenge and were able to configure our commercial off the shelf system to quickly optimize our LiDAR sensor via software. We created a custom scan pattern for small objects, moving at very high speeds, triggered by sound and took it to their gun range to test it.

As you can see, AEye's system was up to the challenge and provided detection and tracking of a speeding bullet at 565 miles per hour, creating another industry first capability. We're aware of no other commercial LiDAR system that is capable of tracking a bullet. This is but one example of how our unique architecture will both expand the range of opportunities for LiDAR and accelerate its adoption.

To summarize, we believe we have a highly differentiated next generation adaptive LiDAR system that will accelerate the adoption of autonomous mobility. We also believe that AEye has taken a fundamentally different approach, not only in our technology, but in our go to market strategy. We are so confident in the power of this system, we have recently released performance data verified by independent labs, setting records in range of over a thousand meters, resolution, 1,600 points per degree squared and speed, over 230 frames per second. You'll hear more details about our technology, value-added partners for automotive in industrial applications, as well as our highly efficient licensing model a bit later.

First, however, in order to see where we're going, I think it's important to first look at where we came from, and there's no one better to explain the AEye story than my good friend and colleague, Luis Dussan.

Luis Dussan:

Thanks for the introduction, Blair. That was an excellent overview. Hello everyone, my name is Luis Dussan and I am AEye's founder and chief technology officer. I have spent much of my career in aerospace and defense at organizations like NASA's Jet Propulsion Lab, Lockheed Martin and Northrop Grumman. I have worked on and developed everything from deep space information, surveillance reconnaissance in pods, to targeting systems and man portable devices. These systems were typically very complex combinations of multiple lasers and sensors, along with multiple layers of data processing. With this depth and breadth of experience and training in optics, photonics, and quantum physics, I started AEye in 2013 with a blank sheet of paper and a clear vision to develop the highest performing perception system that addresses the most pressing challenges facing autonomous transportation.

The word system here is critical. From my experience in designing and engineering aerospace and defense systems, I understood that you have to take on this challenge with the systems approach, where hardware and software are developed in parallel. So the hardware is configurable and adaptable through the software. Today's LiDAR sensors are anchored in the old way of thinking, hardware first way of thinking, where everything flows in a single, serial process. In a system approach, hardware and software have an iterative, adaptable relationship that can be continuously optimize through build-in feedback loops. This is the approach we took at AEye, because as Blair mentioned, the world isn't static. You need the ability to dynamically adapt from one situation to the next, from highway driving, to city driving, or from sunny weather to rain.

As humans, we are remarkably good at this, vehicles need to be just as good. I believe then and even more strongly today, that an optical robotics vision system needs to perform as good or better than the human visual cortex. Adding focus to the most critical information in a scene, as it scans. My objective has been to put the unparalleled power of human perception in a sensor. Now, we do this by leveraging concepts from biomimicry to help guide system design decisions. The human eye works much better than a camera. So how do we create a system that mimics behavior of the human eye? The human eye and visual cortex receive cues from motion, shapes and colors, which directs the brain to add focus and attention on areas of interest. To never miss anything, but add focus to what matters.

This is precisely what we have created at AEye. We are the only sensor company to do this. The key is collecting high quality information as opposed to large quantities of data. To achieve this, we needed to create an active, agile and intelligent LiDAR system.

This could only be done if the hardware components of the system were completely software configurable. By concentrating more on the data needed to make decisions, we created a uniquely powerful, intelligent sensor system that is both flexible and adaptable. A system that delivers precise, accurate, and timely information on what matters most in order to reduce or eliminate false negatives and false positives. A system that delivers exceptional performance at the lowest possible cost, and can adapt to different or changing environments and weather conditions. A system that can address all knowable requirements across a wide variety of markets, applications, and use cases without compromise.

We call this system iDAR, Intelligent Detection and Ranging. iDAR leverages principles from automated targeting systems and biomimicry to scan the environment, intelligently focusing on what matters most to enable safer, smarter, and faster decisions in complex scenarios. Now, let me describe some of the core areas of innovation in AEye's iDAR system. We have a simple design that is easy to source and manufacture at scale. It has just four components: the laser, our scanner, or how we steer the laser beam, the receiver, and our firmware software, or system on a chip. We start with a 1550nm fiber laser. We do this for three primary reasons.

First, 1550nm is amplifiable, meaning we can adjust the power of each and every shot. This enables long range detection and allows us to place the right amount of energy where we need it. Second, 1550nm has proven superior performance in rain, snow, smoke, and other potential visual obscurants, helping us to never miss anything. And lastly, it's the only retina safe wavelength being utilized. 900nm solutions have significant retina safety limitations that prohibit effective long range performance. Additionally, 900nm solutions, which are typically more silicon friendly, don't actually lead to a lower system BOM cost because of weather and eye safety restraints that occur in practical applications. This limitation was not known until recently. In order to meet high-end performance criteria, these 900nm systems require multiple receivers, which effectively takes them out of the competitive cost window.

The second core element of the iDAR system is the use of a tiny MEMs. We use a single wide field of view proprietary MEMS-based scanner. It's super small MEMs of roughly one millimeter, which give us remarkable durability and reliability. As differentiating as our scanner is, what is truly revolutionary is our unique bistatic design where we separate the transmit path from the receiver. Other LiDARs typically have the transmit and receiver use the same aperture and path, which is called coaxial. At AEye, we keep them separate. Why is this critical? This enables the system to be independently software configurable so that we can optimize both the transmission of each laser pulse and the receiver that is going to capture the return data.

This lets us create an agile, weather robust, intelligent system that captures higher quality data, delivering higher quality, more accurate information, faster to the perception system. It allows us to put the complexity of the system in the software where it is much easier and faster to incrementally innovate and optimize. For those of you who have invested or followed the semiconductor market over the years, think of this as the difference between the original serial processing and parallel processing systems. Our parallel approach is why we're able to deliver world-leading performance in range, speed, and high density resolution on demand.

Beyond performance, our parallel processing bistatic architecture also provides vehicle designers greater flexibility in the packaging and placement of our sensors. In the automotive market, this means our sensors can be put behind the windshield or in the headlight or the grill. This is critical because it allows automotive OEMs to make design-centric decisions without impacting LiDAR perception and performance. All of this allows AEye to expertly deliver industry leading performance at the lowest cost, paving the way for much faster mass market adoption. Now I'm going to hand it off to Jordan Greene, one of my co-founders and a close friend. Jordan will review how our unique system design helps address critical real-world applications. Jordan.

Jordan Greene (00:21:29):

Thanks, Luis. Hello everyone. I'm Jordan Greene, co-founder of AEye, general manager of ADAS and VP of Corporate Development. We characterize our product as a next generation adaptive LiDAR system. We call it iDAR. We understand that many LiDAR companies claim to incorporate best of breed technology, so you may be wondering why exactly we consider our solution to be next generation. The simplest answer is that our technology, as Blair described, is designed to be longer range, higher resolution, faster, and most importantly, intelligent. We approach real world situations and dynamic environments like a human, using deterministic edge processing to address even the toughest use cases. This can be achieved through just our LiDAR alone or cued by other sensors in a system, similar to how the sound of a siren causes you to look for an emergency vehicle. This is why we believe that our technology will radically improve safety and accelerate the adoption of ADAS and autonomous mobility. I understand that there's a lot to unpack here. Let's first review a little of what you heard from Luis. First, we believe that AEye is one of only two ultra-long range, high resolution LiDAR systems on the market today. Our use of the amplifiable 1550nm wavelength incorporated in our novel architecture allows us to achieve industry leading performance at long range; seeing objects like vehicles and road signs at a thousand meters, which is two to four times further than many of our competitors. This very long range and small object detection capability enables OEMs to release new revenue generating applications like highway autopilot or hub-to-hub autonomous trucking, which dramatically increases safety, productivity and delivers an all around better experience. In addition, our patented 1550nm architecture is designed to perform better in all weather conditions, allowing your vehicle to traverse even the toughest driving environments like rain, fog or direct sun.

Second, while many other LiDARs process in a linear or serial manner, AEye parallel processes. Our system uses a bistatic architecture, which allows us to transmit and receive light out of separate paths. This enables us to deliver industry leading range, resolution, refresh rates and intelligence, along with flexibility for packaging and vehicle placement options. Third, our system is software configurable and artificial intelligence driven. We employ deterministic edge intelligence to actively focus on what matters in a scene without missing anything, enabling us to collect better quality data, faster, as well as allowing us to quickly respond to ever-changing environments and improving your vehicle's time to reaction.

Fourth, our system is designed to be modular to take advantage of innovation and reduce costs. This allows us to incorporate new technology over time. So if a new laser, a new type of scanner, or a new receiver technology is developed, we can integrate it seamlessly and enhance our overall system performance while leveraging the same core software and deterministic artificial intelligence. Finally, our adaptive LiDAR is built on mature, automotive grade hardware technology, marrying modular custom designs with highly scalable standard manufacturing processes. This drives down unit costs while increasing reliability.

So, what can we do with this groundbreaking performance and reliability? To answer that question, let's look at what some of our customers and industry partners are doing with our adaptive LiDAR. In automotive ADAS, we have been evaluated and selected by, as well as received investments from numerous Tier 1s. Our Tier 1 partners, like Continental, one of the largest suppliers of ADAS solutions to OEMs, license our reference architecture to manufacture their own custom products and sell these solutions to their automotive OEM customers. You will hear more details about this from Continental's Frank Petznick in a few minutes. But as a quick preview, with Continental, we're currently engaged with over six OEMs with a start of production expected in 2024.

Each of these OEMs’ requirements are different and we believe only an adaptive LiDAR technology like ours would allow Continental, and our other Tier 1 partners, to meet the LiDAR needs of every OEM with a single platform customized for each application and software. AEye's innovative technology and partnership model has been validated by strategic investments and commercial partnerships with some of the biggest names in automotive, such as Continental, General Motors, Hella, LG Subaru, and Aisin to name a few.

What about the industrial and non-automotive markets? In construction and mining, we're working with companies like Komatsu who appreciate and value the performance, adaptability and reliability of our sensors. In rail solutions, we're working with companies like Hitachi to develop new safety and reliability solutions that will transform the railroad industry. And for some other markets, our sensors are not on vehicles that move, but instead track things that move. This is true in intelligent traffic systems, or ITS, where we are working with industry leaders like Econolite to develop the next generation of smart intersections, and like Mitsubishi Electric to enhance their smart cities applications, and with Lantern Vision Systems to enhance highway safety.

These are just a few examples from our ecosystem of over 75 partners that we are currently engaged with. And we believe that our adaptive, low cost, high performance LiDAR can be configured to meet the needs of each of their applications. With one single modular system optimized with edge intelligence, iDAR is designed to address the needs of the automotive, trucking, rail and ITS markets, and many others. iDAR has the agility, configurability and performance needed to deliver on the promise of safe and reliable autonomy.

We also have partnerships with horizontal technology providers who work across the market. Earlier today, we announced a partnership with NVIDIA that is a key part of this effort. NVIDIA's DRIVE system is being used by many OEMs, mobility providers, and industrial companies as the foundation for their full stack autonomous solutions. AEye and NVIDIA announced that we will bring intelligent sensing to the NVIDIA DRIVE platform. With AEye's intelligent, adaptive LiDAR supported on the NVIDIA DRIVE platform, autonomous vehicle developers will have access to next generation sensing capabilities as they build and deploy state-of-the-art autonomous applications. We expect to be announcing numerous other collaborations in the next year as we roll out our adaptive software development kit to partners.

Our technology and partners give us what we believe is an exceptional competitive advantage. There are four dimensions of this competitive advantage I want to explore. Go-to-Market model, technology performance, intellectual property, and production model. Let's look at how LiDAR companies define the market opportunity and how they align their businesses to meet the needs of these markets. We believe that many of our competitors are bound by their hardware to a target market and the majority of their revenue is driven by those select customers. On the other hand, our active LiDAR can be configured and optimized in software per market and per use case. This flexibility means that we can customize our solution to achieve the optimal performance in each application. We have built a software driven hardware platform that we expect can enhance any automotive or industrial system.

We are also aligning our business model with our customers. We believe our business model and go-to-market strategy enables us to build innovative, differentiated, reliable products in high volume and low cost and to deliver them to customers directly or through trusted channel partners who assure product reliability, quality and support. In automotive, this means we plan to work with Tier 1 suppliers, and in the industrial markets, we plan to work with trusted system integrators who know the specific needs of the markets they serve. We give them a platform that they can configure through software to meet the specific needs of their customers. We believe we are the only LiDAR company who can do this.

Second, let's take a look at the competitive advantage our system performance provides. If you look at performance metrics published by other public LiDAR companies and the metrics we have published, it is clear AEye has a sizable advantage in key factors like range, resolution and update rate. We also believe that we have unmatched advantages in features such as deterministic artificial intelligence, triggerable scan patterns and weather performance. We understand that trying to objectively assess the relative performance of LiDAR systems is challenging and confusing. There are currently no industry standards for accurately, incredibly measuring performance.

We have taken two steps to help address this challenge and reduce the confusion. First, AEye is in current discussions with other LiDAR companies on establishing performance metrics and standard testing methodologies. We hope to have more to announce on this later in the year. Second, AEye was the first and only LiDAR provider to have our performance independently verified and published by reputable third party testing organizations. VSI Labs, one of the nation's leading researchers on active safety and autonomous vehicle technologies, completed tests that verified the performance of our 4Sight sensors. Additionally, NTS, a global leader in product test inspection and certification, tested and validated our ruggedness and liability. NTS verified that AEye sensors passed extreme automotive shock and vibration tests. More information on the test by VSI Labs and NTS are publicly available on our website.

The third dimension of our competitive advantage is our intellectual property portfolio that we believe is second to none. Our patent portfolio includes over 75 patents that contain thousands of claims. We expect that our intellectual property portfolio will help sustain and protect our technological leadership position moving forward. We believe we have developed an integrated patent strategy that covers subsystems, system design, software, firmware, and perception. This portfolio covers what we consider to be many groundbreaking concepts, from our bistatic architecture, to our MEMS based agile beam steering, to our use of deterministic edge artificial intelligence in the sensor. We believe the patent protected architecture and software that underlie our solution places us several years ahead of our competitors, which is particularly important in automotive, where sales cycles take years and capabilities need to be established long before the vehicle goes into production.

Bottom line: we have a highly differentiated position in the market that we expect we can defend over time with validated performance benchmarks that lead the industry. Earlier, I outlined our fourth competitive advantage, our supply chain and production model. Here to discuss that is our COO, Rick Tewell. Rick.

Rick Tewell:

Thank you, Jordan. AEye's production model relies on a participation from the industry's established value chain, which we think will serve to accelerate LiDAR adoption. In fact, it's hard to stress enough the beneficial impact of our unique supply chain and manufacturing approach and go-to-market business model. Let's start with looking at our low cost supply chain and manufacturing approach. We start with a single, modular platform. Leveraging our own IP and system design expertise, we designed our four main components and worked with automotive grade Tier 2 suppliers to manufacture them for our 4Sight sensor. They are manufactured using industry standard processes, but utilize our design and other intellectual property. This appears very different from other LiDAR companies who may have based their model on less mature technology or manufacturing their own sub-components, which can lead to higher costs and reduced reliability.

In automotive markets, our Tier 1 partners, design, manufacture, and market their own unique products based on our patented 4Sight sensor design and software, leveraging the modular system components manufactured by our Tier 2 suppliers. This should enable our Tier 1 partners to leverage the configurability of our iDAR platform to deliver the specific sensor system they want to take to market. We believe that we are the only LiDAR company using a licensing model in this fashion for automotive sensors. This approach is designed to ensure that automotive OEMs receive high quality, ultra-reliable AEye based products that meet their unique specifications at the lowest possible cost from proven automotive suppliers with whom they have long, well-established relationships. We expect this differentiated approach to accelerate adoption of LiDAR in series production across major global OEMs.

This approach was designed so it also assures that AEye could maintain a high margin, sustainable business as the leading high-performance LiDAR supplier to automotive Tier 1s. In industrial markets, we will utilize the same automotive grade components that are supplied to our Tier 1 automotive partners in order to build sensors for the industrial and mobility markets. We have been working with three of the world's largest and most respected contract manufacturers: Sanmina, Benchmark, and Fabrinet. These global contract manufacturers will be instrumental in supporting our ability to deliver products to industrial markets that lead the industry in performance, consistency, reliability, and price.

As Jordan mentioned, AEye and our system integration partners will take the sensors built by our manufacturing partners and configure them to meet the needs of the markets they serve. These system integrators are laser focused, pun intended, on the markets they address and know what is required of a LiDAR sensor by their customers. We give them a platform that they can adapt through software to meet the specific needs of their customers. No other LiDAR company we know of can do this. This should enable us to quickly and cost-effectively address attractive industrial markets including mobility, trucking, delivery, rail, ITS smart cities, security, construction, mining, as well as defense and aerospace.

Once again, our single platform with shared modular automotive grade components is expected to be manufactured at scale and utilized in all AEye products across all markets. One of the keys to accelerating LiDAR adoption is to drive down the cost of LiDAR sensors. The elegance of our system design should allow us to drive down cost efficiently while creating a powerful platform for innovation. One vector of innovation for AEye is component level cost optimization that will continue to aggressively drive cost efficiencies of AEye designed products. Having already spent several years in the LiDAR industry before coming to AEye, I can state with confidence that AEye's business model is highly differentiated and should position us to bring our products in volume to multiple markets, simultaneously.

We believe AEye's technology and a partnership model positions us to drive adoption and commercial success, including the automotive and industrial markets. Let's meet one of our partners so you can get a better understanding of how iDAR's unique capabilities enables a win-win relationship with our partners. Continental is one of the automotive industry's largest Tier 1 suppliers, and one of our key commercial partners. Frank Petznick is the executive vice president and head of Continental's industry leading two billion Euro advanced driver assistance systems business. Good to see you again.

Frank Petznick:

Hey, thanks, Rick. Appreciate you having me here. And I'm, as you know, since four years really supporting AEye and I'm really excited to join Investor Day here.

Rick Tewell:

Frank, for those investors who may not know, let's start with a little background on Continental. I don't think many people fully appreciate the history and unique market position of Continental.

Frank Petznick:

You know, Continental is a 150 year old company, and we are doing automotive business since the very beginning. We have more than 200,000 employees globally, and we have a turnover of 35 billion euros. So certainly we have the full portfolio, the full range of products in automotive, starting with mission critical parts like tires and brakes, up to high technology ones like the high-performance computers or ADAS components. And being in a business so long, we have a full network with almost every single customer in the world having a global organization, global manufacturing, global R&D wherever our customer needs us.

I'm in ADAS, and in ADAS we have a long history too. Since 1999 was the first long range radar we deliver to the Mercedes S Class, up to now, we deliver more than a hundred million pieces of radars to all our customers in the world. So in ADAS, with our 5,000 R&D people, we are not only doing the radar, we are doing the cameras, LiDARs, we have compute platforms, software solution, and complete data management solutions for our customers, able to provide a full stack solution wherever the customer needs it.

Rick Tewell:

I've been impressed with this systems-based approach to ADAS, you aren't just selling widgets, you're combining hardware and software to create an integrated solution.

Frank Petznick:

That's right, we have this configurable ADAS solution, which includes all the sensors starting from cameras, radars, out to LiDARs. And we do have, of course, our own control units, high performance computers with a complete software solution. And this is including these kinds of functions like lane keep assistant, highway assistant or the traffic jam companion. So it's a full range of portfolio which we are offering to our customers.

Rick Tewell:

So let's talk LiDAR. Can you tell us why Continental selected AEye as your long range LiDAR technology provider?

Frank Petznick:

Yeah, maybe I will start with something many people may not know. We are in the LiDAR business for quite a while. So we started LiDAR business 25 years ago, and we shipped already successfully more than 20 million units of LiDARs in the last two decades to various customers globally. So we do LiDAR technology for quite a while, so we really assess the market, we review all the new technologies coming up very carefully. And then when we came to the technology of AEye, we were really impressed because this is a technology delivering a high performance and it's available right now today. So that's why we decided to bring this kind of a technology into our portfolio.

Rick Tewell:

AEye and Continental have developed a complimentary and highly functional relationship, do you agree?

Frank Petznick:

Oh totally. Basically we are working as one team. We have all these long-term relationships, we have an entire team working at Continental, together as a team of AEye, where we both come play our strengths. AEye is our technology innovation partner in the area of LiDAR, while we are coming with all the system expertise, industrialization, but also we know how to produce in a quality on automotive standards.

Rick Tewell:

Sorry to interject here, but we should clarify that this will be a Continental product per Continental specifications. Many other Tier 1s may integrate a LiDAR solution, but you have announced publicly that you are building a new Continental product on AEye's technology, along with managing the entire product life cycle, planning a dedicated manufacturing line, inclusion of Continental IP, sales, warranty, and support resources.

Frank Petznick:

Oh, absolutely. That's correct. So we do have a Continental LiDAR, but we are leveraging of course, AEye's technology, core technology into our LiDAR system. And then of course we have our customers which are in need of a high performance LiDAR system. We can provide a full-fledged automotive grade Continental LiDAR, including the core technology of AEye systems inside our LiDAR. So you can see our product on the website, and we have this long range LiDAR which comes as a name of HRL131, which is our internal name. And we are right now, together with AEye, in several discussions, engagements with customers around the world and really striving for a industrialized automotive grade solution for the global markets.

Rick Tewell:

So you are expecting significant ADAS market activity over the next 18 to 24 months?

Frank Petznick:

Yeah. What we see is not so many high volume awards in the recent years for LiDAR, but with the automotive market ramping up now in the next couple of years, also specifically after the crisis now, we expect the volumes going up, several RFQs, several requests for a quotation will come in, and yes, there will be a number of very good opportunities for us in this market.

Rick Tewell:

I believe other LiDAR suppliers have stated publicly that they don't need a Tier 1 partner, yet Tier 1 suppliers have tremendous experience in industrialization, manufacturing, testing, validation, and quality. Do you think it's possible for tech startups to become an automotive qualified Tier 1 supplier to the major automotive OEMs in just a few years of operation?

Frank Petznick:

I mean, of course they will be a competition, they will try to compete, though what we see is with our 150 years experience in automotive industrialization, manufacturing, quality processes, that automotive is a industry which has a zero tolerance for any failure. So you have to have an initial quality, you have to have a lifetime requirements which you have to fulfill. You need to know the processes, you need to know how to provide all the documentation. And we are not only talking about an automotive grade, we are talking about LiDAR as an essential part of a safety system. As such, this is something which requires really good processes, discipline, and it requires a lot of time and capital invested in order to reach that. And talking about automotive qualification, I can even give you some more details, if you wish?

Rick Tewell:

Please do.

Frank Petznick:

So automotive, specifically, the safety area, is something which really requires everything. The cost competitiveness on the one side, but on the other side having a super precise logistics, having a zero failure, as I said, policy to have a quality product which is able to withstand the next life cycle of an entire car, and also comes with all the long-term supply requirements of the industry, which is also requiring a global network of manufacturing, engineering, application, but also quality assurance.

Rick Tewell:

That is one of the major reasons we value our partnership with you. We believe that together we can deliver the ultimate combination of performance, price, quality, and reliability. Let's change direction and revisit why you chose AEye's LiDAR over other LiDAR systems. How would you say the AEye system helps Continental deliver a complete ADAS solution?

Frank Petznick:

Yes, indeed. Our customers are different. They have different requirements. They have different ideas how they want to implement the system. So what they are doing is they want to have a standard system on the one side, but they want to have their unique requirements implemented in that system. So what AEye's LiDAR is able to provide is a software configuration, which you can use the same hardware. You can have a very flexible system adapted to a different situation, different customers, very easily. So we can have the latest technology, very high performance, and we are able to change the LiDAR itself and its behavior during the run of the car in different situation, different scenarios. That was one of the key essential criteria, why we choose AEye at the end.

Rick Tewell:

From AEye's perspective, we have this common technology platform that we use across all markets. With a common component supply chain, where partners like Continental help drive down unit costs for AEye, so we gain as superior cost advantage in every market. We should also discuss Continental's investment in AEye, as we are very proud to have Continental also as an investor. Can you comment on the decision to invest in the company?

Frank Petznick:

We certainly do believe that AEye's technology is state of the art, is a very high-performance system and has a winning team behind it. So we are really proud to work with a team and having the latest technology into our portfolio. So this will help us to enable new features, which are really required in a market like highway applications, high speed, and moreover, the technology AEye provides is available right now. So what we are targeting together, Continental and AEye, is an SOP, a start of production in 2024 already, which could be really a game-changing event having that technology automotive ready in 2024 in the market.

Rick Tewell:

Thanks, Frank. Always great to see you. We appreciate you taking the time to be with us today. As you heard from Luis and Jordan, AEye has a high performance intelligent LiDAR platform that addresses the needs of many high growth markets. And, you just heard from Frank Petznick from Continental on how they view our unique partnership. This capital light business model and go-to-market strategy should enable us to build innovative, differentiated, reliable products at large scale and low cost, and deliver them to customers directly and through trusted channel partners who will assure product quality, reliability, and support. Now, you are going to learn more about AEye's financial picture. Without further ado, I am going to hand it over to Bob Brown, AEye CFO, to review how all of this translates into an enviable financial model. Bob.

Bob Brown:

Thanks, Rick. Hi, I'm Bob Brown, AEye's Chief Financial Officer. Let me start by giving you some background on our total addressable market, or TAM. While we were extremely bullish on opportunities for LiDAR, we're taking a pragmatic approach when estimating the size of this market. Therefore, we have forecast a TAM of 42 billion dollars by 2030, which we believe is a conservative estimate. The industrial market has been the largest market for LiDAR historically and is further discussed in our registration statement on Form S-4 filed with the SEC. We forecast this market growing at a CAGR of 11% from 2025 through 2030. The automotive ADAS market for long range LiDAR is expected to reach three billion dollars in size by 2025 and continue growing rapidly at a CAGR of 43% from 2025 through 2030. We expect the mobility market to be the last of our markets to develop, but to grow rapidly with a projected CAGAR of 72% from 2025 through 2030.

So automotive and mobility combined represent 25 billion dollars or 60% of our 42 billion dollar TAM projection for 2030. Our forecast is less than some of our LiDAR peers that forecast TAMs of 150 billion dollars to 200 billion dollars. In our TAM projection, the automotive portion is 18 billion dollars and we believe that most of the 2030 automotive opportunity will get locked up over the next few years. That means to be competitive, LiDAR companies need to be able to meet automotive specs and be ready to bid for contracts today. We believe that our collaboration with Continental demonstrates that we already meet both of those requirements.

Now, let me turn to our financial projections. We believe we're at the beginning of a major growth curve that we project could generate 605 million dollars of revenue for the company in 2026. We expect our ADAS product design to go into production with Continental by 2024. We believe that this and future ADAS opportunities will enable us to produce a sustainable high margin revenue stream from licensing.

Meanwhile, we're working with contract manufacturers to launch commercial production in the fourth quarter of this year for the industrial and mobility markets, which will expand our near term revenue base. As discussed earlier, there are numerous market segments that we believe can utilize our products today because they don't have the long qualification cycle that's required in automotive use cases. This also provides us with opportunities for a diversified revenue stream across customers and end markets. We expect to achieve industry leading gross margins of 84% and EBITDA margins of 55% by 2026. This results from the underlying strength of our business model, which combines a high margin licensing business and a high margin product business.

We expect our BOM costs to decrease substantially over the next five years as our Tier 2 supply base uses our growing volumes in automotive to drive down the cost of the automotive grade components that we intend to use in our industrial and mobility businesses. We project that our operating expenses will grow at a much lower rate than our revenue and gross profit, which we believe demonstrates the inherent operating leverage in our business model. We forecast reaching breakeven within three years and being profitable within five years.

Now, let me touch on our financing plans. As you may know, AEye has announced a SPAC transaction with CF Finance Acquisition Corp. III. Here are the key terms of the proposed transaction. The combined company will have an estimated pro forma enterprise value of 1.6 billion dollars and an equity value of 2 billion dollars at closing. The transaction includes up to 232 million of cash from CF Finance Acquisition Corp. III and 225 million dollars in proceeds from the fully subscribed pipe offering. The pipe is anchored by top tier strategic and institutional investors, including GM Ventures, Continental, Intel Capital, Subaru, Hella Ventures, and Taiwania Capital. AEye shareholders are rolling over 100% of their equity at closing and will remain the combined company's largest shareholder group. The closing of the transaction is expected to occur in the third quarter of this year. The transaction is subject to ordinary closing conditions, which are set forth in the merger agreement.

So let me tie all of this together with a few concluding remarks. We believe we've put together a unique business model that will ultimately generate a compelling financial model. We believe that our licensing model in automotive will allow us to achieve broad market adoption more rapidly while avoiding costs of production lines, warranty, product liability, and support. Things that are best done by our tier one partners. We expect that our industrial and mobility businesses will benefit from using those same low cost automotive grade components at automotive volume pricing. We think this model will allow us to generate high gross margins and EBITDA margins with minimal CapEx and very modest working capital requirements. We expect that this approach will allow us to deliver more consistent financial results and more attractive returns for our stockholders over time, compared to selling directly to OEMs. Finally, we've attracted an impressive list of financial and strategic investors, and we expect to complete our SPAC transaction in the third quarter of this year to fund the business plan we've described to you here today. I'll now turn the presentation back over to our CEO, Blair LaCorte, for some concluding remarks.

Blair LaCorte:

Thanks Bob. When we started today's presentation, we promised to show you how and why AEye is different from the other LiDAR providers in both our technology and business model, and why we believe we're well positioned to accelerate the adoption and deployment of LiDAR. As an investor, I know one of the critical criterion is the team you bet on. So I'd like to take a moment to discuss the breadth, depth, and experience of our management team and future board members. This management depth, combined with our culture of innovation and collaboration, is a significant advantage in growing our business.

First, our executive team has deep industry and public company experience building innovative enterprise scale technology businesses on a global basis. You have met several members of the team today, Luis, Jordan, Rick, and Bob, but we have a larger dedicated team who possesses significant experience across public and private sectors, inventing, innovating, and most importantly, commercializing and scaling products and businesses. The majority of our executive leadership has been with AEye for years and many have worked together before at prior companies.

We have also adopted a disciplined corporate governance and are committed to treat investors with integrity and direct communication. As you've seen in the past, we attempt to be both transparent as well as deliberate in our interactions with investors. We're also proud to have assembled an experienced slate of nominees for our Board of Directors who collectively bring decades of public company experience to AEye. Let me briefly introduce the Board nominees. As CEO, I am nominated to be one of the two company executives on the Board. I've had the privilege of being President or CEO at several global companies and have had prior public company experience. As Managing Director and Operating Partner at TPG, one of the world's largest private equity firms, I was able to work alongside many accomplished CEOs and learn best practices in both governance and team building.

The other company executive nominated for the Board is our Founder and Chief Technology Officer, Luis Dussan, who you met earlier. As you heard when he introduced himself, Luis has deep technology and business experience managing divisions at Northrop Grumman, Lockheed Martin, and extensive experience at NASA. One of our very early board members, Wen Hseih, will also join the slate. Wen is a partner at Kleiner Perkins and an early investor in AEye. Prior to Kleiner Perkins, Wen was a managing partner at McKinsey and has extensive board, governance, and financial structuring experience. He knows our technology and business well and has been an essential contributor to our development and growth over the last few years. We are honored to have Professor Dr. Bernd Gottschalk nominated to serve on our Board. Dr. Gottschalk held numerous executive leadership positions in automotive OEMs, including as Executive Board Member for Daimler AG, where he was responsible for the commercial vehicle business unit globally. Dr. Gottschalk was also President of Mercedes-Benz of Brazil, President of the German Association of Automotive Industry, and serves on the Board of Directors of Schaeffler Group, Plastic Omnium, and JOST Work. He will chair the Board's Nominee Committee.

Tim Dunn is nominated to the Board with more than two decades of public company financial management leadership experience, and is currently a Senior Advisor and formerly an Operating Partner for TPG. Previously, he was CFO of Hotwire, CFO for the Gap Division at Gap, and was a board member and Audit Chair for Sabre Holdings, Nordstrom Federal Savings Bank, Verifone, and Ellucian. He has held a number of senior management positions during his 12 year tenure with PepsiCo and he will chair the Audit Committee.

We're also honored to have another automotive industry veteran nominated to join our board. Dr. Karl-Thomas Neumann, KT as he is known, was CEO of German automobile manufacturer Opel and held multiple positions with Volkswagen AG, including CEO of Volkswagen Group China, as well as senior positions at Continental AG. He will chair the Compensation Committee. Finally, the Chair of our Board is expected to be Carol DiBattiste. Carol is an experienced public and private company senior executive with a background in heavily regulated markets. Previously, she served as Chief Legal and Compliance Officer and Corporate Secretary for NASDAQ listed comScore. She has served in senior leadership positions in a total of five publicly traded companies. Some of her other leadership positions include: Under Secretary of the United States Air Force, Deputy Administrator of the TSA, and Director of the Executive Office for the U.S. Attorneys at the Department of Justice. In addition to the operational expertise of our founders, management team, and Board members, we also have created a culture of innovation and collaboration that is helping us to attract and retain top talent. Our Advisory Board is deep and diverse. Their bios are available on our website at aeye.ai. As my father used to say, who you associate with tells you a lot about your values. We make it a priority to partner and work closely with organizations that align to those values. A diverse set of organizations, such as the Positive Coaching Alliance, SEAL Kids, to help military children, and Virgin Galactic's Blast program to increase our diversity.

Lastly, I am honored that our cutting-edge technology and innovative company have been recognized by our peers and customers in the industry through many prestigious awards over the last several years as you can see in the graphic. As an investor, we realize you have to decide where to invest your time as well as your capital. If you believe, as we do, that LiDAR is a superior deterministic sensor that enables autonomy across multiple markets, then AEye gives you the opportunity to bet on the next generation. So, this is a truly exciting time for AEye and we look forward to driving the adoption of our high performance LiDAR system to bring safe autonomy to the masses. We also sincerely appreciate you investing your time in today's presentation, and we hope you consider us for future capital allocations. Thank you.

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About AEye

AEye is the premier provider of high-performance, adaptive LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state adaptive LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

Important Information and Where to Find It

AEye and CF III have entered into a merger agreement in connection with a proposed business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, CF III has filed a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed business combination. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by CF III with the SEC, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.

Media Contact:

AEye, Inc.
Jennifer Deitsch
jennifer@aeye.ai
925-400-4366

Investors:

Financial Profiles, Inc.

Matt Keating

AEye@finprofiles.com

310-622-8230

John Brownell

AEye@finprofiles.com

310-622-8489